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THOMPSON, WELCH, SOROKO & GILBERT LLP
3950 CIVIC CENTER DRIVE, SUITE 300
SAN RAFAEL, CA 94903
(415) 448-5000
FACSIMILE
RICHARD S. SOROKO	(415) 448-5010
email: rsoroko@TWSGLAW.com

SAN FRANCISCO OFFICE
(415) 262-1200

August 30, 2013

Amy Reischauer, Staff Attorney
Brian Pitko, Staff Attorney
Franklin Wyman, Staff Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Asterias Biotherapeutics, Inc.
Amendment No. 2 to Registration Statement on Form S-1
File No. 333-187706

Dear Ms. Reischauer, Mr. Pitko, and Mr. Wyman:

This letter is being submitted on behalf of Asterias Biotherapeutics, Inc. (“Asterias”) in response to your letter of August 27, 2013 regarding Amendment No. 2 to the Registration Statement on Form S-1 (333-187706) (the “Registration Statement”) filed by Asterias on August 13, 2013. We are contemporaneously filing Amendment No. 3 to the Registration Statement to address your comments as set forth below.

Comment 1:

General
1. We note your revised disclosure in response to our prior comment 1. Please revise your disclosure to state definitively that Geron is an underwriter rather than that it “may be” an underwriter.

We have revised the statement in question on page 83 to state that Geron will be an underwriter with respect to the Series A Distribution.

Comment 2:

Additional Information, page 10
2. We note your revised disclosure in response to our prior comment 5. Please expand your discussion of your election not to delay adoption of new or revised accounting standards under Section 102(b)(1) to include a statement that this election is irrevocable.

We have added the requested statement on page 10.

Securities and Exchange Commission
August 30, 2013

Comment 3:

Summary Financial Data, page 11
1. Please refer to prior comment 12. Please move the note reference (4) to the caption, total liabilities. Also, revise the headnote to this table to remove the reference to the warrants to be distributed under the BioTime Warrants Distribution, which in your response to comment 18 you state have been excluded from this table.

Please see the revision to the headnote to remove the reference to the warrants to be distributed in the BioTime Warrants Distribution.  We have made substantial revisions to the notes to the table and have included proper notation of total liabilities.

Comment 4:

Summary Financial Data, page 11
2. Please refer to prior comment 13. You state that expected accounting treatment for the transactions in the Asset Contribution Agreement will be in accordance with ASC 805. Please describe the intangible assets to which the fair value of assets to be contributed by BioTime ($115,967,556) and the fair value of assets to be contributed by Geron ($15,303,790) will be allocated and describe and quantify the assumptions used to determine the estimated fair values of these assets. Cite the accounting literature you used to support your accounting treatment.

The values previously shown for certain assets to be contributed by BioTime and Geron reflected approximate values based upon the relative percentage ownership in Asterias to be received by BioTime and Geron for those assets.  Upon consideration of your comment, Asterias agrees that the prior note that allocated values to groups of assets in that manner did not reflect the actual valuation methodologies that will be used in allocating values to assets in accordance with Accounting Standards Codifications 805, Business Combinations ("ASC 805") and 820, Fair Value Measurement ("ASC 820").  Accordingly, Asterias has revised the notes to the table to eliminate that allocation and to present a clearer explanation of considerations that will be made in valuing contributed assets (other than cash) post-closing, which will not take into account the party that contributed the assets.

Asterias has substantially revised the notes to the Summary Financial Data on page 11 to include a more comprehensive description of the intangible assets, the manner in which those assets will be valued following completion of the Asset Contribution, and the basis for the estimated value of $31,271,346 ascribed to intangible assets as a group.  As disclosed in new note (1) to the Summary Financial Data, in accordance with ASC 805 and 820, the total purchase consideration paid by Asterias for the assets to be contributed by BioTime and Geron will be allocated to the net tangible and identifiable intangible assets acquired, and liabilities assumed, based on the expected estimated fair values of those assets on the closing of the Asset Contribution. Asterias expects to amortize intangible assets over an estimated useful life of 10 years on a straight line basis.

In accordance with ASC 805 and 820, asset valuations will be performed after completion of the Asset Contribution.  Such values will, of course, be estimates, and will be subject to adjustment on a periodic basis for impairment.  Inasmuch as a substantial portion of the assets being contributed to Asterias consists of a very large patent portfolio, including hundreds of patents, Asterias believes that it would not be meaningful to try to present an estimated valuation of particular patents or groups of patents.  Moreover, valuations of particular patents or groups of related patents are generally considered a company’s confidential information, and the disclosure of those values would impair Asterias ability to negotiate future transactions such as licensing agreements and product development joint ventures on favorable terms.

Asterias will assess the value of the BioTime Stem Cell Assets and the Contributed Geron Assets based upon a complete review of those assets.  The valuation will take into account factors such as the stage of development of particular technology and product candidates related to patents, patent applications, and know-how, our intended use of intangible assets and the priority Asterias assigns to the development of product candidates to which those assets relate, and our assessment of the estimated useful lives of patents.  Asterias may also obtain independent, third party valuations of the OrthoCyte and Cell Cure Neurosciences stock that it receives from BioTime in the Asset Contribution.  The fair value of the BioTime common shares will be determined based on the market value of such common shares reported on the NYSE MKT on the closing of the Asset Contribution.  The fair value of the BioTime Warrants will be computed using a Black Scholes Merton option pricing model using assumptions deemed appropriate as of the date of the closing of the Asset Contribution.

Comment 5:

Capitalization, page 28
3. Please refer to prior comment 18. We acknowledge the information in your response. Please explain to us your basis for including the BioTime warrants and excluding sublicense fees payable to Geron from this presentation. Further, explain why it is appropriate for this presentation to differ from that on page 11.

We have excluded the estimated fair value of the BioTime Warrants and included the fees payable to Geron (as disclosed in note (6) to the Summary Financial Data table on page 11) in both the Summary Financial Data table on page 11 and the Capitalization table on page 28. Please see the explanation of this presentation in notes (1) and (3) on page 11 and note (1) on page 28.

Comment 6:

Patents and Trade Secrets, page 44
3. We note your added disclosure regarding the jurisdictions in which your material patents have been issued. Please revise this discussion to identify the jurisdictions in which each identified group of patents, such as your oligodendrocyte progenitor cell patents, your cardiomyocyte patents, etc., have been issued.

Please see the information added on page 43.

Securities and Exchange Commission
August 30, 2013

Comment 7:

License Agreement with University of California, page 46
4. We note your response and revised description of your agreement with the University of California. Please revise this disclosure to state the estimated expiration date of the last-to-expire patent licensed under this agreement.

In addition, please confirm that you will file this agreement as an exhibit to your quarterly report for the period in which the contribution agreement and related license assignment are effected.

Information as to the expiration date of the licensed patents has been added on page 46.

Asterias will file a copy of the license agreement as an exhibit to its quarterly report on Form 10-Q for the period in which the asset contribution takes place and the license agreement is assigned to Asterias.

Comment 8:

Financial Statements
Notes to Financial Statements
Basis of Presentation, page F-8
4. Refer to your response to comment 39. Please disclose the allocation method used for each type of expense allocated to the company. Clearly state how each allocation was determined. State that management believes the allocation methods used are reasonable. Please refer to Staff Accounting Bulletin 1:B.

Please see disclosure added to the Summary of Significant Accounting Policies footnote on page F-9.

Please direct all correspondence and communications with respect to the Registration Statement to the undersigned.

Very truly yours,

s/Richard S. Soroko
Richard S. Soroko